Shanda Reports Third Quarter 2006 Results

• Net revenues grew 7.7% over Q2 2006 to US$ 55.2million
• Operating income up 23.4% over Q2 2006 to US $14.2 million

Shanghai, China—November 10, 2006—Shanda Interactive Entertainment Limited (Nasdaq: SNDA), or Shanda, a leading interactive entertainment media company in China, today announced its unaudited financial results for the third quarter ended September 30, 2006.

Summary of the Third Quarter 2006:

•	Total net revenues increased 7.7% quarter-over-quarter and decreased 12.6% year-over-year to RMB436.8 million (US$ 55.2 million).

•	Online game revenues, including MMORPGs and casual games, increased 9.4% quarter-over-quarter and decreased 6.6% year-over-year to RMB409.1 million (US$ 51.7 million).

•	Average monthly revenue per active paying account for MMORPGs increased 13.4% quarter-over-quarter to RMB51.6.

•	Operating income increased 23.4% quarter-over-quarter and decreased 25.7% year-over-year to RMB112.7 million (US$14.2 million).

•	Net income was RMB143.5 million (US$ 18.1 million), compared to net income of RMB133.6 million in the second quarter of 2006 and RMB261.1 million in the third quarter of 2005. Earnings per diluted ADS were RMB 1.98 (US$ 0.26), compared to earnings per diluted ADS of RMB 1.86 in the second quarter of 2006 and RMB 3.56 in the third quarter of 2005.

“Shanda posted solid third quarter results which were primarily driven by growth in our MMORPG and casual game business over second quarter 2006 levels,” said Tianqiao Chen, Chairman & Chief Executive Officer of Shanda. “The continuous growth illustrates again that the new revenue model is sustainable and scalable. We believe this new model has now justified itself as an effective way to most efficiently discover and satisfy user demands, extend the life cycle of games and build a sustainable community experience for our interactive entertainment offerings. The successful transition has once again proven that Shanda’s core competence lies in its operational ability to quickly address changing user demands. We are also excited about the MMORPGs and casual games in our pipeline. In the fourth quarter, we plan to commercially launch Dungeons & Dragons® Online in addition to the launch of three new casual games including Kong-Fu Masters.”

Financial Results (Preliminary Unaudited)

Net Revenues. In the third quarter of 2006, Shanda reported net revenues of RMB436.8 million (US$ 55.2 million), representing a 7.7% increase compared to RMB405.7 million in the second quarter of 2006 and a 12.6% decrease from RMB499.7 million in the third quarter of 2005.

Online game revenues in the third quarter of 2006 increased 9.4% quarter-over-quarter and declined 6.6% year-over-year to RMB409.1 million (US$51.7 million). Total peak concurrent users for all Shanda games in commercial service in the third quarter of 2006 decreased 8.0% to 2.06 million from 2.24 million in the second quarter of 2006. The sequential decline of peak concurrent users was primarily due to the launch of a larger-scale campaign to combat robot-cheating programs in our MMORPGs in the third quarter to improve the integrity of the game experience as well as reduce server leasing and maintenance costs.

Revenues from MMORPGs in the third quarter of 2006 increased 9.1% quarter-over-quarter and were flat year-over-year at RMB332.3 million (US$42.0 million), accounting for 76.1% of total revenues. The sequential growth in MMORPGs revenues is primarily due to increased revenues from Mir II and Magical Land, as well as initial contributions from ArchLord.

The number of active paying accounts for MMORPGs was 2.14 million in the third quarter of 2006, compared to 2.23 million in the second quarter of 2006. The reduction in active paying accounts was primarily caused by the implementation of anti-robot-cheating techniques to improve game experience and reduce operating costs. Average monthly revenue per active paying account for MMORPGs increased to RMB51.6 in the third quarter of 2006 from RMB45.5 in the second quarter, due to increased consumption of in-game premium features. In the third quarter, Shanda continued to improve upon its virtual shopping malls and value-added services.

Revenues from casual games in the third quarter of 2006 increased 10.7% quarter-over-quarter and decreased 27.9% year-over-year to RMB76.8 million (US$9.7 million). The sequential increase in revenues from casual games was primarily due to the improved performance of Maple Story, BNB, and GetAmped, as well as seasonality related to the summer holiday during this quarter.

Shanda’s other revenues in the third quarter of 2006 decreased 12.5% quarter-over-quarter and 55.1% year-over-year to RMB27.7 million (US$3.5 million). The sequential decrease was primarily due to a seasonal decline in EZ Products sales in the third quarter of 2006.

Gross Profit. Gross margin was 56.2% in the third quarter of 2006, down from 56.5% in the second quarter of 2006 and 68.9% in the third quarter of 2005.

Income from Operations. Operating income for the third quarter of 2006 was RMB112.7 million (US$14.2 million), representing a 23.4% increase compared to RMB91.3 million in the second quarter of 2006 and a 25.7% decrease compared to RMB151.7 million in the third quarter of 2005. Operating margin was 25.8% in the third quarter of 2006, compared to 22.5% in the second quarter of 2006 and 30.4% in the third quarter of 2005. The sequential improvement of operating margin resulted from higher revenues as well as lower operating expenses. The decrease in operating expenses was mainly due to the decline of EZ initiative research & development expenses and the reduction in sales & marketing expenses caused from further budget control, partially offset by increase in share-based compensation and provisions for doubtful debts. Share-based compensation was up from RMB6.1 million in the previous quarter to RMB10.9 million (US$1.4 million) in the third quarter of 2006, as new stock options were issued at the end of June 2006.

Other Income. In the third quarter of 2006, Shanda reported other income of RMB47.8 million (US$6.0 million), representing a decrease of 3.1% from RMB49.4 million in the second quarter of 2006 and a decrease of 46.3% from RMB89.1 million in the third quarter of 2005. Other Income primarily consists of government financial incentives of RMB 29.1 million (US$ 3.7 million) received in the third quarter of 2006 and a foreign exchange gain of RMB 20.9 million (US$ 2.6 million).

Net Income. In the third quarter of 2006, Shanda had net income of RMB143.5 million (US$18.1 million), compared to net income of RMB133.6 million in the second quarter of 2006 and RMB261.1 million in the third quarter of 2005. Earnings per diluted ADS were RMB 1.98(US$ 0.26), compared to earnings per diluted ADS of RMB 1.86 in the second quarter of 2006 and RMB 3.56 in the third quarter of 2005.

The conversion of Renminbi (RMB) into U.S. dollars in this release is based on the noon buying rate in The City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York as of September 30, 2006, which was RMB7.9087 to US$1.00. The percentages stated in this press release are calculated based on the RMB amounts.

Recent Business Highlights

On September 7, Shanda, its affiliated company Interjoy Technology Ltd. and the Chinese Academy of Sciences’ Institute of Automation announced they will work closely together to establish a Digital Interactive Entertainment Laboratory, or the Lab, to develop the latest digital interactive entertainment technology. In addition to continuously providing healthy and customized intelligent interactive games for Shanda’s home entertainment platform, the Lab will also focus on the application of digital interactive entertainment technologies and will train Masters and doctorate students as well as employees from Shanda’s research and development department.

On October 26, 2006, Shanda announced that it entered into an agreement with JoyChina, a leading Chinese game developer headquartered in Beijing, for an exclusive license to operate a 3D advanced casual game entitled Kong-Fu Masters globally excluding Hong Kong and Taiwan. Kong-Fu Masters, which is expected to enter open-beta testing by end of 2006, is a martial arts fighting game featuring a cast of well-known characters from Chinese folklore and history including the Monkey King and Mulan, and brings users a new level of visual sophistication and dynamic gameplay.

On November 6, 2006, Shanda announced that it has entered into an agreement with Citigroup Global Markets Inc. for the sale by Shanda of an aggregate of 3,703,487 ordinary shares of SINA Corporation representing an aggregate net proceeds of approximately US$ 99,105,312. The sale of the SINA shares was completed on November 9, 2006. Following the sale, Shanda will continue to hold 6,118,278 SINA shares, representing approximately 11.4% of the issued and outstanding share capital of SINA based on information furnished by SINA in their public filings.

Other News

At Shanda’s annual general meeting of shareholders held on October 25, 2006, the Company’s shareholders elected nine directors to its Board. The elected directors include six prior directors and three new directors. Each director will hold office until the next annual general meeting of shareholders. The three new directors are Qunzhao Tan, Yong Zhang and Bruno Wu. Haibin Qu, Shujun Li and W. Mark Evans retired from their positions as directors.

Conference Call

Shanda’s management team will host a conference call today at 8:00 p.m. Eastern Time, corresponding with November 10, 2006, at 9:00 a.m. Beijing/Hong Kong time, to present an overview of the company’s financial performance and business operations. To participate in the live call, U.S. callers should dial 888-371-9318 and international callers should dial 973-935-2986. The pass code for the live call is 8041452. A live webcast of the presentation will be available at the company’s corporate website at http://www.snda.com.

A replay of the conference call will be available until November 16, 2006, at midnight ET. The dial-in number for calls placed in the U.S. is 877-519-4471 and 973-341-3080 for calls placed outside of the U.S. The pass code for the replay is 8041452.

Safe Harbor Statement

This announcement contains forward-looking statements that are based on current expectations, assumptions, estimates and projections about the companies and the industry. All statements other than statements of historical fact in this announcement are forward-looking statements, including but not limited to the statements regarding the commercial launch of Dungeons & Dragons® Online and the launch of Kong-Fu Masters and two additional casual games in the fourth quarter of 2006, results yielded by the cooperation between the three parties and statements regarding the date open-beta testing of Kong-Fu Masters is expected to begin. These forward-looking statements involve various risks and uncertainties. Although the companies believe that their expectations expressed in these forward-looking statements are reasonable, they cannot assure you that their expectations will turn out to be correct. Important risks and uncertainties could cause actual results to be materially different from expectations include but not limited to the risk that there are delays in the localization and/or development of the MMORPGs and casual games Shanda intends to release in 2006, the risk that such MMORPGs and casual games are not well received by users in China, the risk that the cooperation fails to yield the intended results, the risk that the results fail to be commercialized or the commercialized results fail to meet the expectations of end users, the risk that open-beta testing of Kong-Fu Masters is delayed and the risks set forth in Shanda’s filings with the U.S. Securities and Exchanges Commission, including Shanda’s annual report on Form 20-F.

About Shanda Interactive Entertainment Limited

Shanda Interactive Entertainment Limited (Nasdaq: SNDA) is a leading interactive entertainment media company in China. Shanda offers a portfolio of diversified entertainment content including some of the most popular massively multi-player and casual online games in China, along with online chess and board games, network PC games and a variety of cartoons, literature works and music. Shanda’s interactive entertainment platform attracts a large and loyal user base, of which more and more is coming from homes. Each user can interact with thousands of others and enjoy the interactive entertainment content that Shanda provides. Interaction enriches your life. For more information about Shanda, please visit http://www.snda.com

CONTACT

Shanda Interactive Entertainment Limited

Frank Liang
Associate Director of Investor Relations
Shanda Interactive Entertainment Limited
Phone: +86-21-5050-4740 (Shanghai)
E-mail: IR@shanda.com.cn

Crocker Coulson (investors): crocker.coulson@ccgir.com
Elaine Burns (media): elaine.burns@ccgir.com
CCG Elite
Phone: +1-310-231-8600 (USA)

SHANDA INTERACTIVE ENTERTAINMENT LIMITED
CONSOLIDATED BALANCE SHEET
(in thousands)
	As of December 31,	As of September 30,
	2005	2006
	RMB	RMB	US$
	(audited)	(unaudited)	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	949,622	1,072,765	135,644
Restricted cash	150,779	5,551	702
Short-term investment	126,360	150,132	18,983
Marketable securities	1,933,674	1,963,823	248,312
Accounts receivable	81,127	36,874	4,662
Inventories	28,481	6,409	810
Due from related parties	—	4,000	506
Deferred licensing fees and related costs	24,067	26,887	3,400
Prepayments and other current assets	41,085	29,727	3,759
Deferred tax assets	17,125	13,473	1,703

Total current assets	3,352,320	3,309,641	418,481

Investments in affiliated companies	328,582	321,970	40,711
Property, equipment and software	258,352	272,443	34,449
Intangible assets	212,315	202,928	25,659
Goodwill	245,092	493,564	62,408
Long-term deposits	2,863	2,270	287
Long-term prepayments	18,158	89,048	11,259
Other long-term assets	52,771	17,130	2,166
Total assets	4,470,453	4,708,994	595,420

LIABILITIES
Current liabilities:
Accounts payable	65,390	45,734	5,783
Licensing fees payable	18,158	18,788	2,376
Taxes payable	37,045	42,036	5,315
Deferred revenue	172,455	207,555	26,244
Licensing fees payable to a related party	13,830	46,669	5,901
Due to related parties	3,040	3,044	385
Acquisition related obligation	158,430	10,402	1,315
Other payables and accruals	141,552	134,656	17,026
Total current liabilities	609,900	508,884	64,345

Convertible debt	2,219,305	2,174,893	275,000

Total liabilities	2,829,205	2,683,777	339,345

Minority interests	3,389	2,961	375
Shareholders’ equity
Ordinary shares	11,751	11,827	1,495
Additional paid-in capital	1,397,092	1,445,114	182,725
Statutory reserves	87,619	94,138	11,903
Deferred share-based compensation	(3,595)	—	—
Accumulated other comprehensive gain	30,182	73,986	9,355
Retained earnings	114,810	397,191	50,222
Total shareholders’ equity	1,637,859	2,022,256	255,700

Total liabilities and shareholders’ equity	4,470,453	4,708,994	595,420

SHANDA INTERACTIVE ENTERTAINMENT LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except for share and per share data)

	For the three months period ended,
	September 30,	June 30,	September 30,
	2005	2006	2006
	RMB	RMB	RMB	US$
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net revenues
MMORPG	331,467	304,646	332,292	42,016
Casual game	106,633	69,439	76,845	9,716
Others	61,565	31,567	27,632	3,494

Total net revenues	499,665	405,652	436,769	55,226

Cost of services
Ongoing licensing fees for online games	(70,303)	(67,676)	(82,242)	(10,399)
Amortization of upfront licensing fees	(12,164)	(11,791)	(13,310)	(1,683)
Server leasing and maintenance fees	(22,963)	(25,515)	(24,273)	(3,069)
Salary and benefits	(12,122)	(12,647)	(13,441)	(1,699)
Depreciation of property, equipment and software	(11,526)	(12,870)	(13,310)	(1,683)
Others	(26,216)	(45,949)	(44,741)	(5,657)

Total cost of services	(155,294)	(176,448)	(191,317)	(24,190)

Gross profit	344,371	229,204	245,452	31,036
Operating expenses
Product development	(46,122)	(46,855)	(35,965)	(4,548)
Sales and marketing	(78,273)	(39,168)	(31,860)	(4,028)
General and administrative	(68,249)	(51,862)	(64,953)	(8,213)

Total operating expenses	(192,644)	(137,885)	(132,778)	(16,789)

Income from operations	151,727	91,319	112,674	14,247
Interest income	6,893	5,510	5,863	741
Amortization of convertible debt issuance cost	(4,798)	(4,383)	(4,402)	(557)
Investment income	400	1,196	141	18
Other income, net	89,120	49,358	47,832	6,048

Income before income tax expenses, equity in loss of affiliates and minority interests	243,342	143,000	162,108	20,497
Income tax expenses	18,623	(2,077)	(15,877)	(2,007)
Equity in loss of affiliates	(1,425)	(7,431)	(2,909)	(368)
Minority interests	599	90	203	26

Net income	261,139	133,582	143,525	18,148

Earnings per share:
Basic	1.83	0.94	1.00	0.13
Diluted	1.78	0.93	0.99	0.13
Earnings per ADS:
Basic	3.66	1.88	2.00	0.26
Diluted	3.56	1.86	1.98	0.26
Weighted average ordinary shares outstanding:
Basic	142,469,921	142,430,444	142,903,595	142,903,595
Diluted	147,094,084	144,231,071	144,732,342	144,732,342
Weighted average ADS outstanding:
Basic	71,234,961	71,215,222	71,451,798	71,451,798
Diluted	73,547,042	72,115,536	72,366,171	72,366,171